Forever Young Technologies, Inc.
Balance Sheet
(Unaudited)

	July 31, 2020
ASSETS	
Cash	$ -
Total current assets	-
SAAS platform development	52,000
Total fixed assets	52,000
Total assets	$ 52,000
LIABILITIES AND SHAREHOLDERS' DEFICIT	
Founder Loan	$ 63,910
Total liabilities	63,910
Commitments and contingencies	-
Common stock, par value $0.00001 ; 10,000,000 shares authorized, 9,000,000 shares issued and outstanding	90
Retained deficit	(12,000)
Total shareholders' deficit	(11,910)
Total liabilities and shareholders' deficit	$ 52,000